UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                 Amendment #1

                  Under the Securities Exchange Act of 1934


                                 Caneum, Inc.
                               (Name of Issuer)


                        Common Stock, par value $.001
                       Options to Purchase Common Stock
                        (Title of Class of Securities)


                                 137515 10 2
                                (CUSIP Number)


                               Robert F. Mitro
                               348 Bean Avenue
                             Los Gatos, CA  95030
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              February 13, 2006
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert F. Mitro

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          750,000(1)
     8.   Shared Voting Power        475,562(2)
     9.   Sole Dispositive Power     750,000(1)
     10.  Shared Dispositive Power   475,562(2)

          (1) The shares represent shares underlying options. The Reporting Person was granted a total of 750,000 options on August 14, 2003 that vested quarterly based upon performance of the Issuer. As of June 30, 2005, all options had vested and were available for exercise.
          (2) These shares are held in a living trust of which the Reporting Person is trustee.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,225,562 shares

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     19.7%

14.  Type of Reporting Person

     IN

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Robert F. Mitro Living Trust dated 4/25/03

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          -0-
     8.   Shared Voting Power        475,562(1)
     9.   Sole Dispositive Power     -0-
     10.  Shared Dispositive Power   475,562(1)

          (1) These shares are held in the name of the Reporting Person which is a living trust. The trustee has voting control of the shares.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     475,562 shares

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     8.75%

14.  Type of Reporting Person (See Instructions)

     OO (trust)

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Item 1.   Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Robert F. Mitro
     (b)  348 Bean Avenue
          Los Gatos, CA  95030
     (c)  Director of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

     (a)  The Robert F. Mitro Living Trust dated 4/25/03
     (b)  348 Bean Avenue
          Los Gatos, CA  95030
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Mitro acquired 225,000 shares of common stock for accepting appointment as a director of the Issuer for a total price of $225 using his personal funds. He also purchased 186,666 shares for an aggregate purchase price of $140,000 in three private offerings by the Issuer using his personal funds. He received 6,049 shares as an annual bonus pursuant to an employment agreement with the Issuer. He has received a total of 57,847 shares pursuant to his consulting agreement with the Issuer. All of the shares were subsequently issued in the name of the living trust. Options were granted for performance of Mr. Mitro and vested on a quarterly basis.

Item 4.   Purpose of Transaction

     The shares of common stock were issued to Mr. Mitro as an investment in the Issuer by Mr. Mitro and for job performance. The options were granted as compensation for performance by Mr. Mitro. Other than additional issuances of stock for performance pursuant to Mr. Mitro's consulting agreement with the Issuer, the Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons beneficially own a total of 1,225,562 shares, with all options being already vested, representing 19.7%.
     (b) Mr. Mitro has sole voting and dispositive power over 750,000 shares which represent shares underlying options that became fully vested as of June 30, 2005. Mr. Mitro and the trust share voting and dispositive power over 475,562 shares.
     (c) Mr. Mitro received 5,155 shares valued at $0.97 per share on February 13, 2006, and 5,741 shares valued at $0.87 per share on January 25, 2006, pursuant to his consulting agreement. All of these shares were subsequently issued in the name of the living trust.
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Mitro entered into a consulting agreement effective February 4, 2005, with the Issuer. The agreement provides that Mr. Mitro render consulting and advisory services to the Issuer relating to strategic planning, corporate and product development, and general business and financial matters. For these services, Mr. Mitro receives $5,000 per month payable in restricted unregistered common stock of the Issuer. The price per share is equal to the average bid price of the Issuer's stock on a listed exchange or the OTC/BB for the prior 20 business days prior to the first day of each month.

Item 7.   Material to Be Filed as Exhibits

     None

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2006                Date:  February 22, 2006

/s/ Robert F. Mitro                     /s/ Robert F. Mitro
Robert F. Mitro                         Robert F. Mitro/Trustee
                                        The Robert F. Mitro Living Trust


          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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